REGISTRATION NO. 2-83631/811-3738

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 33	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 34	[X]

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North American Funds Variable Product Series I

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(713) 831-3164

(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

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THE CORPORATION TRUST COMPANY

300 East Lombard St.

Baltimore, Maryland 21202

(NAME AND ADDRESS OF AGENT FOR SERVICE)

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Copy to:

David M. Leahy, ESQ.

SULLIVAN & WORCESTER, LLP

1025 CONNECTICUT AVENUE, N.W.

WASHINGTON, D.C. 20036

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It is proposed that this filing will become effective (check appropriate box):
[ ]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on (date) pursuant to paragraph (a)(1)
[X]	75 days after filing pursuant to paragraph (a)(2)
[ ]	on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Shares of Common Stock

Part A

This new fund will be placed in alphabetical order in the prospectus:

Inserts to the 10/01/2001 prospectus:

Value Fund

____________________________________________________________________________

Fact Sheet

Investment Adviser

VALIC

Investment Sub-Adviser

Putnam Investment Management, LLC

Investment Objective

Value Fund (the "Fund") seeks capital growth and current income through investments. The investment objective is non-fundamental and may be changed by the Board of Directors.

 Investment Strategy

The Fund invests primarily in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both (value stocks are those the Sub-adviser believes are undervalued by the market). If the Sub-adviser is correct and other investors recognize the value of the company, the price of the stock may rise.

Value stocks are those issued by companies the Sub-adviser believes are undergoing positive change and whose stock is believed undervalued by the market or may have experienced adverse business development or may be subject to special risks that have caused their stocks to be out of favor. The Sub-adviser will consider, among other factors, a company's financial strength, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Fund may also invest in preferred stocks, convertible securities and debt instruments.

The Fund may engage in transactions involving derivatives, such as futures, options, warrants, and swap contracts.

Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else. The Sub-adviser may use derivatives both for hedging and non-hedging purposes.

The Fund may also invest in securities of foreign issuers.

Temporary Defensive Investment Strategy: Under normal market conditions, the Fund's portfolio is kept fully invested, with minimal cash holdings. However, at times the Sub-adviser may judge that market conditions make pursuing the Fund's usual investment strategies inconsistent with the best interests of the Fund's shareholders. The Sub-adviser may then temporarily use alternative strategies that are mainly designed to limit losses. However, the Sub-adviser may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the Fund to miss out on investment opportunities, and may prevent the Fund from achieving its goal.

Investment Risk

As with all funds, if you sell your shares when their value is less than the price you paid, you will lose money. Because of the following principal risks the value of your investment may fluctuate:

Changes in Policies. The Directors may change the Fund's goal, investment strategies and other policies without shareholder approval, except as otherwise indicated.

Derivatives. Investments in futures, options, warrants and swap contracts, if any, are subject to additional volatility and potential losses. Other risks arise from the Fund's potential inability to terminate or sell derivative positions. A liquid secondary market may not always exist for the Fund's derivative positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations.

Foreign Investment Risk: Investments in foreign securities involve additional risks, due to changes in currency exchange rates, unfavorable political and legal developments or economic and financial instability, for example. Foreign companies are not subject to the US accounting and financial reporting standards and public information may not be as available. In addition, the liquidity of these investments may be more limited than for US investments. Certain of these risks may also apply to US investments that are denominated in foreign currencies or that are traded in foreign markets, or to securities of US companies that have significant foreign operations.

Market Risk: The Fund's share price can fall because of weakness in the broad market, a particular industry, or specific holdings. The market as a whole can decline for many reasons, including adverse political or economic developments here or abroad, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including disappointing earnings or changes in the competitive environment. In addition, the Sub-adviser's assessment of companies held in the Fund may prove incorrect, resulting in losses or poor performance even in a rising market. Finally, the Fund's investment approach could fall out of favor with the investing public, resulting in lagging performance versus other types of stock funds.

 Performance Information

Performance information is not shown since this is a new Fund.

 About the Series Company's Management

Putnam Investment Management, LLC ("Putnam Management") is the sub-adviser for Value Fund.

Putnam Management is one of America's oldest and largest money management firms, and has managed mutual funds since 1937. Putnam Management and its affiliates manage $286.22 (as of 9/30/01) billion in assets. Putnam is located at One Post Office Square, Boston, Massachusetts, 02109.

The following officers of Putnam Management have had primary responsibility for the day-to-day management of The Putnam Fund for Growth and Income: David L. King, Managing Director since 1993 and employee of Putnam Management since 1983; Christopher G. Miller, Senior Vice President since 2000 and an employee of Putnam Management since 1998; Hugh H. Mullin, Senior Vice President since 1996 and has an employee of Putnam Management since 1986.

Because the Value Fund is a new offering, it has no investment performance record. The Fund's investment objective, policies, and strategies are substantially similar to those employed by Putnam for The Putnam Fund for Growth and Income.

The historical performance information shown below is for a similar mutual fund, Class A of the retail Putnam Fund for Growth and Income and not that of the new Value Fund. The Value Fund is sold in an insurance product only to registered and unregistered separate accounts of VALIC and its affiliates, while the retail Putnam Fund for Growth and Income is sold to the general public. The returns shown reflect investment management fees and other expenses of the retail Putnam Fund for Growth and Income, and do not reflect any charges included in the annuity contract or variable life insurance policy for mortality and expenses guarantees, administrative fees or surrender charges.

Investments made by the new Value Fund may not be the same as those made by the retail Putnam Fund for Growth and Income. Notwithstanding the similarity in the name, objective, investment strategies, techniques and characteristics, the Putnam Fund for Growth and Income and the Value Fund are separate mutual funds that will have different investment performance. This is due to factors such as the cash flow in and out, different fees and expenses, and diversity in portfolio size and positions. Even with the differences, however, the investment management of the new Fund will not be materially different. Past performance shown below is no guarantee of similar future performance for the new Value Fund.

CALENDAR YEAR TOTAL RETURNS FOR CLASS A SHARES

 [Bar Chart]

1991 19.18%

1992 11.78%

1993 14.45%

1994 -0.28%

1995 36.54%

1996 21.81%

1997 24.16%

1998 15.18%

1999 1.26%

2000 7.94%

Performance figures in the bar chart do not reflect the impact of sales charges. If they did, performance would be less than that shown. During the periods shown in the bar chart, the highest return for a quarter was 16.65% (quarter ending 12/31/98) and the lowest return for a quarter was -10.26% (quarter ending 9/30/99).

Average Annual Total Returns (for periods ending 12/31/00)

	Past 1 year	Past 5 years	Past 10 years
Class A	1.75%	12.40%	14.06%
Standard & Poors 500 Composite Stock Price Index	-9.10%	18.32%	17.45%

Unlike the bar chart, this performance information reflects the impact of sales charges. Class A share performance reflects the current maximum initial sales charge of 5.75%.

The fund's performance is compared to the Standard & Poor's 500 Composite Stock Price Index, an unmanaged index of common stocks frequently used as a general measure of U.S. stock market performance.

How VALIC is Paid For Its Services

Each Fund pays VALIC a fee based on its average daily net asset value. A Fund's net asset value is the total value of the Fund's assets minus any money it owes for operating expenses, such as the fee paid to its Custodian to safeguard the Fund's investments.

Here is a list of the percentages each Fund pays:

Advisory Fee Paid

(as a % of average

Fund Name daily net assets)

Value Fund .78%

 __________________

The Investment Advisory Agreements we entered into with each Fund do not limit how much the Funds pay in monthly expenses each year. However, we voluntarily limit the Funds' monthly expenses as follows:

If a Fund's average monthly expenses, when annualized, are more than 2% of the Fund's estimated average daily net assets, we will pay the difference. As a result the Fund's yield or total return will increase. If VALIC decides to stop voluntarily reducing a Fund's expenses, it may do so by giving 30 days' notice, in writing, to the Series Company.

PART B

Statement of Additional Information

SAI

Fundamental Investment Restrictions

Borrowing

All Funds: Each Fund may borrow money in amounts up to 33 1/3% of the value of its total assets for temporary or emergency purposes, or as permitted by law. Each Fund may also borrow money for investment purposes, up to the maximum extent permissible under the 1940 Act. A Fund may also obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities. In order to secure any permitted borrowings and reverse repurchase agreements under this section, a Fund may pledge, mortgage or hypothecate its assets. This policy shall not prohibit a Fund from engaging in reverse repurchase agreements, dollar rolls, or similar investment strategies described in the Prospectus and the Statement of Additional Information, as amended from time to time.

Commodities

All Funds: No Fund may purchase or sell physical commodities except that each Fund may (i) hold and sell physical commodities acquired as a result of the Fund's ownership of securities or other instruments; (ii) purchase or sell securities or other instruments backed by physical commodities; or (iii) purchase or sell commodity options and futures contracts in accordance with its nonfundamental or operating policies.

Concentration

All Funds except Health Sciences and Nasdaq-100 Index Fund: Each Fund may not concentrate its investments in the securities of issuers primarily engaged in any particular industry (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements secured thereby), or domestic bank money market instruments.

Diversification

All Funds except Health Sciences, International Government Bond, and the Nasdaq-100 Index Fund: Each Fund may not make any investment inconsistent with its classification as a diversified investment company under the 1940 Act.

Issuance of Senior Securities

All Funds: No Fund may issue senior securities except as permitted by the 1940 Act, any rule, regulation, or order under the 1940 Act or any SEC staff interpretation of the 1940 Act.

Lending

All Funds: No Fund may make loans, except that each Fund may, in accordance with its nonfundamental or operating policies, (i) engage in repurchase agreements; (ii) lend portfolio securities; (iii) purchase debt securities; (iv) purchase commercial paper; and (v) enter into any other lending arrangement, including interfund lending, as permitted by the 1940 Act, any rule, regulation or order under the 1940 Act, by exemptive relief, or by any SEC staff interpretation of the 1940 Act.

Real Estate

All Funds: No Fund may purchase or sell real estate except that each Fund may (i) hold and sell real estate acquired as a result of the Fund's ownership of securities or other instruments; (ii) purchase or sell securities or other instruments backed by real estate, or interests in real estate; and (iii) purchase or sell securities of entities or investment vehicles, including real estate investment trusts, that invest, deal, or otherwise engage in the business of real estate.

Underwriting

All Funds: No Fund may underwrite the securities of other issuers, except as permitted by the Board within applicable law, and except to the extent that in connection with the sale or disposition of its portfolio securities, a Fund may be deemed to be an underwriter.

Non-Fundamental Investment Restrictions

The following restrictions apply to each Fund unless noted otherwise:

  Control of Companies. Each Fund may not invest in companies for the purpose of exercising management control or influence, except that a Fund may purchase securities of other investment companies to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated thereunder, as amended from time to time, or (iii) an exemption or similar relief from the provisions of the 1940 Act. (See Operating Policies 3 and 4 below for additional information on investment company security investment restrictions.)

  Illiquid Securities. Each Fund may not invest more than 15% (10% for the Money Market Fund) of its net assets in illiquid securities, including repurchase agreements with maturities in excess of seven days, stripped mortgage securities and inverse floaters, but excluding variable amount master demand notes and liquid Rule 144A securities. This restriction on illiquid securities is applicable at all times.

3. Foreign Securities. To the extent consistent with their respective investment objectives, each of the Funds as noted in the Limitation List below may invest in foreign securities. ADRs and U.S. dollar-denominated securities of foreign issuers are excluded from such percentage limitation for each Fund.

100%

International Equities Fund

International Government Bond Fund

International Growth Fund

35%

Asset Allocation Fund

Core Equity Fund

Growth & Income Fund

Health Sciences Fund

Income & Growth Fund

MidCap Index Fund

Nasdaq-100 Index Fund

Putnam Opportunities Fund

Small Cap Index Fund

Stock Index Fund

30%

Large Cap Growth Fund

Science & Technology Fund

Small Cap Fund

20%

Blue Chip Growth Fund

Capital Conservation Fund

Government Securities Fund

Money Market Fund (payable in U.S. Dollars)

Socially Responsible Fund

Less than 15%

Value Fund

4. Margin. Each Fund may not purchase securities on margin, except that a Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities. The payment by a Fund of initial or variation margin in connection with futures or related options transactions will not be considered the purchase of a security on margin.

Operating Policies

  Asset-Backed Securities. A Fund will only invest in fixed-income asset-backed securities rated, at the time of purchase, in the same quality range as its other permissible investments.

  Single Investment Companies. Unless otherwise permitted by the 1940 Act, no Fund may invest more than 5% of total assets in a single investment company.

  Total Investment Company Investment. Unless otherwise permitted by the 1940 Act, no Fund may invest more than 10% of total assets in investment company securities.

  Single Investment Company Voting Securities. Unless otherwise permitted by the 1940 Act, no Fund may invest more than 3% of total assets in the voting securities of a single investment company.

  Certificates of Deposit and Bankers Acceptances. The Funds limit investments in U.S. certificates of deposit and bankers acceptances to obligations of U.S. banks (including foreign branches) which have more than $1 billion in total assets at the time of investment and are members of the Federal Reserve System or are examined by the Comptroller of the Currency or where deposits are insured by the Federal Deposit Insurance Corporation. A Fund may also invest in certificates of deposit of savings and loan associations (federally or state chartered and federally insured) having total assets in excess of $1 billion.

  Futures Contracts - Initial Margin Deposits. To the extent that a Fund holds positions in futures contracts and related options that do not fall within the definition of bona fide hedging transactions, the aggregate initial margins and premiums required to establish such positions will not exceed 5% of the fair market value of the Fund's net assets, after taking into account unrealized profits and unrealized losses on any such contracts it has entered into.

  Purchasing on Margin and Short Sales. Blue Chip Growth Fund, Core Equity Fund, Health Sciences Fund, Large Cap Growth Fund, Nasdaq-100 Index Fund, Value Fund, Science & Technology Fund and Small Cap Fund. Each Fund may not purchase securities on margin or effect short sales of securities, except in connection with investments in options and futures contracts. Short-term credits may be used when necessary to clear transactions, and margin deposits may be made in connection with forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments, and to the extent necessary to effect transactions in foreign jurisdictions.

Miscellaneous Investment Practices

Options and Future Contracts

Options on Securities and Securities Indices

Each Fund, other than the Money Market Fund, may write covered call and put options on securities and securities indices. As a matter of operating policy, the Growth & Income Fund will only write covered call options on securities. The International Equities Fund, the International Government Bond Fund and Value Fund may also write covered call and put options on foreign currencies that correlate with the Fund's portfolio of foreign securities, provided a liquid secondary market exists for such options. A call option is a contract that gives to the holder the right to buy a specified amount of the underlying security or currency at a fixed or determinable price (called the exercise or "strike" price) upon exercise of the option. A put option is a contract that gives the holder the right to sell a specified amount of the underlying security or currency at a fixed or determinable price upon exercise of the option.

"Moral obligation" bonds. The Fund does not currently intend to invest in so-called "moral obligation" bonds, where repayment is backed by a moral commitment of an entity other than the issuer, unless the credit of the issuer itself, without regard to the "moral obligation," meets the investment criteria established for investments

PART C.  OTHER INFORMATION

ITEM 23.  EXHIBITS

a.	(1)			Articles of Incorporation (8)
	(2)			Articles Supplementary to the Articles of Incorporation, effective April 10, 1990 (8)
	(3)			Articles Supplementary to the Articles of Incorporation, effective September 28, 1990 (8)
	(4)			Amendment One to the Articles of Incorporation, effective October 1, 1991 (8)
	(5)			Amendment Two to the Articles of Incorporation, effective May 1, 1992 (8)
	(6)			Articles Supplementary to the Articles of Incorporation, effective May 1, 1992 (8)
	(7)			Articles Supplementary to the Articles of Incorporation, effective January 20, 1994 (8)
	(8)			Articles Supplementary to the Articles of Incorporation, effective February 4, 1994 (8)
	(9)			Articles Supplementary to the Articles of Incorporation, effective February 4, 1994 (8)
	(10)			Articles Supplementary to the Articles of Incorporation, effective May 1, 1995 (8)
	(11)			Articles of Amendment to the Articles of Incorporation, effective October 1, 1997 (7)

b.				By-Laws as amended and restated October 29, 1991 (8)

c.				Not Applicable

d.	(1)			Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and American General Investment Management, L.P. dated August 29, 2001. (10)
	(2)			Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and American Century Investment Management, Inc. dated August 29, 2001. (10)
	(3)			Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and Founders Asset Management LLC dated August 29, 2001. (10)
	(4)			Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and Putnam Investment Management, Inc. dated August 29, 2001. (10)
Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and T. Rowe Price Associates, Inc. (Science & Technology Fund) dated August 29, 2001. (10)
	(5)			Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and T. Rowe Price Associates, Inc. (Founders/T. Rowe Small Cap Fund) dated August 29, 2001. (10)
	(6)			Investment Sub-Advisory Agreement between The Variable Annuity Life Insurance Company and Wellington Management Company LLP dated August 29, 2001. (10)
	(7)			Investment Advisory Agreement between The Variable Annuity Life Insurance Company and North American Funds Variable Product Series I, dated August 29, 2001. (10)

e.				Distribution Agreement between Registrant and The Variable Annuity Marketing Company, dated August 29, 2001. (10)

f.				Not Applicable

g.	(1)	(a)		Custodian Contract between Registrant and State Street Bank and Trust Company (8)
		(b)		Custodian Fee Schedule between Registrant and State Street Bank and Trust Company (7)
		(c)		Amendment to Custodian Contract between Registrant and State Street Bank and Trust Company (7)
		(d)		Custodian Fee Schedule between Registrant and State Street Bank and Trust Company (7)
		(e)		Amendment to Custodian Contract dated October 18, 2000. Filed herewith.
	(2)			Securities Lending Authorization Agreement as Amended between Registrant and State Street Bank and Trust Company (8)
	(3)	(a)		Canada Sub-Custodial Agreement between State Street Bank and Trust Company and Canada Trust Company (2)
		(b)		Sub-Custodial Agreements between State Street Bank and Trust Company and: (1)
			(i)	Den Danske Bank -- Copenhagen
			(ii)	Sumitomo Trust and Banking Co., Ltd. -- Tokyo
			(iii)	State Street Bank and Trust Company -- London
		(c)		Additional Sub-Custodial Agreements between State Street Bank and Trust Company and (3)
			(i)	Westpac Banking Corporation -- Sydney
			(ii)	GiroCredit Bank Aktiengesellschaft der Sparkassen -- Vienna
			(iii)	Generale Bank -- Brussels
			(iv)	Canada Trustco Mortgage Company -- Toronto
			(v)	Merita Bank Limited
			(vi)	Banque Paribas -- Paris
			(vii)	Standard Chartered Bank -- Hong Kong
			(viii)	Bank of Ireland -- Dublin
			(ix)	Standard Chartered Bank Malaysia Berhad
			(x)	MeesPierson N.V. -- Amsterdam
			(xi)	ANZ Banking Group (New Zealand) Limited -- Wellington
			(xii)	Christiania Bank of Kreditkasse -- Oslo
			(xiii)	The Development Bank of Singapore Ltd. -- Singapore
			(xiv)	Banco Santander, S.A. -- Madrid
			(xv)	Skandinaviska Enskilda Banken -- Stockholm
			(xvi)	Union Bank of Switzerland -- Zurich
		(d)		Additional Sub-Custodial Agreement between State Street Bank and Trust Company and Citibank, N.A., Mexico -- Mexico City (4)
		(e)		Additional Sub-Custodial Agreements between State Street Bank and Trust Company and (6)
			(i)	Dresdner Bank AG -- Frankfurt
			(ii)	Banque Paribas -- Milan
			(iii)	The Fuji Bank, Limited -- Tokyo (iv) The Daiwa Bank, Limited -- Tokyo
		(f)		Additional Sub-Custodial Agreement between State Street Bank and Trust Company and Banco Commercial Portugues -- Lisbon (8)

h.	(1)			Transfer Agency and Service Agreement between Registrant and The Variable Annuity Life Insurance Company. (10)
	(2)			Amended and Restated Accounting Services Agreement between Registrant and The Variable Annuity Life Insurance Company effective May 1, 2001. (10)
	(3)			Administrative Services Agreement between Registrant and SunAmerica Asset Management Corp. effective October 1, 2001. Filed herewith.
i.				Legal Opinion. Filed herewith.

j.				Consent of Auditors. Not applicable

k.				Not Applicable

l.	(1)			Subscription Agreement between the Registrant and The Variable Annuity Life Insurance Company regarding the initial capitalization of Growth Fund (8)
	(2)			Subscription Agreement between the Registrant and The Variable Annuity Life Insurance Company regarding the initial capitalization of Growth & Income Fund (8)
	(3)			Subscription Agreement between the Registrant and The Variable Annuity Life Insurance Company regarding the initial capitalization of Science & Technology Fund (8)

m.				Not Applicable

n.				Not Applicable

o.				Reserved

p.	(1)			Code of Ethics - American General Investment Management, L.P/The Variable Annuity Life Insurance Company. (10)
	(2)			Code of Ethics - American Century Investment Management, Inc. (10)
	(3)			Code of Ethics - Founders Asset Management LLC. (10)
	(4)			Code of Ethics - Putnam Investment Management, Inc. (10)
	(5)			Code of Ethics - T Rowe Price Associates, Inc. (10)
	(6)			Code of Ethics - Wellington Management Company LLP. (10)

Copies of manually signed powers of attorney for North American Funds Variable Product Series I, Directors: Dr. Judith L. Craven, Dr. Timothy J. Ebner, Judge Gustavo E. Gonzales, Jr., Dr. Norman Hackerman, Dr. John W. Lancaster, Ben H. Love , Dr. John E. Maupin, Jr. and Dr. F. Robert Paulsen. (10)

Footnotes:

1. Incorporated herein by reference to the Company's Form N-14 registration statement filed with the Securities and Exchange Commission on January 27, 1992 (File No. 33-45217).

2. Incorporated herein by reference to Post-Effective Amendment Number 15 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on August 2, 1990 (file No. 2-83631/811-3738).

3. Incorporated herein by reference to Post-Effective Amendment Number 19 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on July 30, 1993 (File No. 2-83631/811-3738).

4. Incorporated herein by reference to Post-Effective Amendment Number 23 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on August 2, 1994 (File No. 2-83631/811-3738).

5. Incorporated herein by reference to Post-Effective Amendment Number 7 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on September 25, 1986 (File No. 2-83631/811-3738).

6. Incorporated herein by reference to Post-Effective Amendment Number 24 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on September 17, 1996 (File No. 2-83631/811-3738).

7. Incorporated herein by reference to Post-Effective Amendment Number 25 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on July 31, 1997 (File No. 2-83631/811-3738).

8. Incorporated herein by reference to Post-Effective Amendment Number 26 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on September 22, 1998 (File No. 2-83631/811-3738).

9. Incorporated herein by reference to Post-Effective Amendment Number 27 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on August 2, 1999 (File No. 2-83631/811-3738).

10. Incorporated herein by reference to Post-Effective Amendment Number 32 to the Company's Form N-1A registration statement filed with the Securities and Exchange Commission on October 1, 2001 (File No. 2-83631/811-3738).

ITEM 24. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

There are no persons controlled by or under common control with the Registrant.

ITEM 25. INDEMNIFICATION

Incorporated herein by reference to Post-Effective Amendment Number 20 to the Company's Form N-1A Registration Statement filed with the Securities and Exchange Commission on February 20, 1994 (File No. 2-83631/811-3738).

ITEM 26. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

The principal business address of VALIC, American General Annuity Insurance Company ("AGAIC") and American General Corporation ("AG Corporation") is 2929 Allen Parkway, Houston, Texas, 77019.

NAME	TITLE
John A. Graf	Chairman, Director and Chief Executive Officer - VALIC & AGAIC; Senior Vice Chairman, Asset Accumulation - AG Corporation
Bruce R. Abrams	Director - VALIC; President - AGAIC
Robert P. Condon	Director and President - VALIC
M. Kathleen Adamson	Director - VALIC; Executive Vice President, Operations Administration - VALIC & AGAIC
Michael J. Akers	Director - VALIC; Senior Vice President and Chief Actuary - VALIC & AGAIC
Rebecca G. Campbell	Director - VALIC; Senior Vice President, Human Resources - VALIC & AGAIC
Mary L. Cavanaugh	Director, Executive Vice President, General Counsel and Secretary - VALIC & AGAIC; Deputy General Counsel and Assistant Secretary - AG Corporation
David W. Entrekin	Director, Executive Vice President and Chief Financial Officer - VALIC & AGAIC; Executive Vice President, Strategic Development - AG Corporation
John V. LaGrasse	Executive Vice President, Technology - VALIC & AGAIC; Executive Vice President and Chief Technology Officer - AG Corporation
Richard L. Bailey	Senior Vice President, Planning and Expense Management - VALIC & AGAIC
Jeff Carlson	Senior Vice President, Systems - VALIC
Jennifer D. Cobbs	Senior Vice President, Field Sales Development - VALIC
Kenneth E. Coffey	Senior Vice President and National Marketing Director - VALIC
David H. denBoer	Senior Vice President and Chief Compliance Officer - VALIC & AGAIC
Sharla A. Jackson	Senior Vice President, Customer Service (Amarillo) - VALIC & AGAIC
Stephen G. Kellison	Senior Vice President, Product Management - VALIC
Richard J. Lindsay	Senior Vice President, Marketing - VALIC
Rosalia Nolon	Senior Vice President, Institutional Services - VALIC
Thomas G. Norwood	Senior Vice President, Broker/Dealer Operations - VALIC & AGAIC
Larry Robinson	Senior Vice President, Product Development - VALIC
Robert E. Steele	Senior Vice President, Specialty Products - VALIC & AGAIC
Mary C. Birmingham	Vice President, Group Plan Services and Annuity Compensation - VALIC
James D. Bonsall	Vice President, Financial Systems - VALIC
Gregory S. Broer	Vice President, Actuarial - VALIC & AGAIC
Richard A. Combs	Vice President, Actuarial - VALIC & AGAIC
Neil J. Davidson.	Vice President, Actuarial - VALIC & AGAIC
Jill A. Etta	Vice President, Variable Annuity Sales - VALIC & AGAIC
Terry B. Festervand	Vice President and Treasurer - VALIC & AGAIC
Daniel Fritz	Vice President, Actuarial - VALIC & AGAIC
Michael D. Gifford	Vice President, Case Development - VALIC
Joseph P. Girgenti	Vice President, Sales Support - VALIC
Albert J. Guiterrez	Vice President and Investment Officer - VALIC & AGAIC
Joan M. Keller	Vice President, Client Service Processing - VALIC
Calvin King	Vice President, North Houston Customer Care Center - VALIC
Traci P. Langford	Vice President, Account Management - VALIC
Jerry L. Livers	Vice President, PPGA Sales - VALIC & AGAIC
Edward P. Millay	Vice President and Controller - VALIC & AGAIC
Cindy Moore	Vice President, Budget and Expense Management - VALIC & AGAIC
Deanna Osmonson	Vice President, Insurance Sales Practices Compliance - VALIC & AGAIC
Rembert R. Owen, Jr.	Vice President and Assistant Secretary - VALIC & AGAIC
Steven D. Rubinstein	Vice President, Financial Planning and Reporting - VALIC & AGAIC
Keith Schlosser	Vice President, Sales Executive Administration - VALIC
Richard W. Scott	Vice President and Chief Investment Officer - VALIC & AGAIC
Gary N. See	Vice President, Group Actuarial - VALIC & AGAIC
Nancy K. Shumbera	Vice President, Business Solutions Development - VALIC & AGAIC
Brenda Simmons	Vice President, Client Contribution Services - VALIC
Paula F. Snyder	Vice President, AGRS Marketing Communications - VALIC & AGAIC
James P. Steele	Vice President, Specialty Products - VALIC & AGAIC
Brian R. Toldan	Vice President and General Auditor - VALIC & AGAIC
Julia S. Tucker	Vice President and Investment Officer - VALIC & AGAIC
Krien Verberkmoes	Vice President, Sales Compliance - VALIC & AGAIC
William A. Wilson	Vice President, Government Affairs - VALIC & AGAIC
Roger E. Hahn	Investment Officer - VALIC & AGAIC
C. Scott Inglis	Investment Officer - VALIC & AGAIC
Gordon S. Massie	Investment Officer - VALIC & AGAIC
Craig R. Mitchell	Investment Officer - VALIC & AGAIC
W. Lary Mask	Real Estate Investment Officer and Assistant Secretary - VALIC & AGAIC; Vice President, Real Estate Management - AG Corporation
D. Lynne Walters	Tax Officer - VALIC & AGAIC; Senior Vice President, Taxes - AG Corporation
Kurt Bernlohr	Assistant Secretary - VALIC & AGAIC
Pauletta P. Cohn	Assistant Secretary - VALIC & AGAIC; Deputy General Counsel and Assistant Secretary - AG Corporation
Lauren W. Jones	Assistant Secretary - VALIC & AGAIC
Christine W. McGinnis	Assistant Secretary - VALIC & AGAIC
Connie E. Pritchett	Assistant Secretary - VALIC & AGAIC
Daniel R. Cricks	Assistant Tax Officer - VALIC & AGAIC
Bonnie Finley	Assistant Treasurer - VALIC & AGAIC
Paul Hoepfl	Assistant Treasurer - VALIC & AGAIC
Louis McNeal	Assistant Treasurer - VALIC & AGAIC
Kristy L. McWilliams	Assistant Treasurer - VALIC & AGAIC
William H. Murray	Assistant Treasurer - VALIC & AGAIC
Tara S. Rock	Assistant Treasurer - VALIC & AGAIC
Carolyn Roller	Assistant Treasurer - VALIC & AGAIC
Diana Smirl	Assistant Treasurer - VALIC & AGAIC
Marylyn S. Zlotnick	Assistant Controller - VALIC & AGAIC
Robert A. Demchak	Administrative Officer - VALIC & AGAIC
Ted D. Hennis	Administrative Officer - VALIC & AGAIC
William R. Keller, Jr	Administrative Officer - VALIC
Fred M. Lowery	Administrative Officer - VALIC
Michael E. Mead	Administrative Officer - VALIC & AGAIC
Kathryn T. Smith	Administrative Officer - VALIC

ITEM 27. PRINCIPAL UNDERWRITERS

(a) The Variable Annuity Marketing Company ("VAMCO") (the "Distributor") acts as distributor and principal underwriter of the Registrant and as principal underwriter for VALIC Separate Account A, North American Variable Product Series I and North American Variable Product Series II. The principal business address for all the officers and directors shown below is 2929 Allen Parkway, Houston, TX 77019.

(b) The following information is furnished with respect to each officer and director of the Distributor.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH DISTRIBUTOR	POSITIONS AND OFFICES WITH THE REGISTRANT
Robert P. Condon	Director, Chairman of the Board, Chief Executive Officer and President	None
Mary Cavanaugh	Director and Secretary	None
David H. denBoer	Director, Senior Vice President and Chief Compliance Officer	None
Jennifer Cobbs	Executive Vice President, Marketing	None
Steven P. Boero	Senior Vice President	None
Thomas N. Lange	Senior Vice President	None
Edward Baum	Vice President	None
Edward K. Boero	Vice President	None
Joe H. Connell	Vice President	None
Jay Jorgensen	Vice President	None
Richard J. Lindsay	Vice President, Marketing Administration	None
David R. Lyle	Vice President	None
John R. Mactavish	Vice President	None
Joe C. Osborne	Vice President	None
Keith A. Poch	Vice President	None
Fred L. Roberts	Vice President	None
Ron Sanchies	Vice President	None
Paula K. Snyder	Vice President, Marketing Communications	None
Donald R. Van Putten	Vice President	None
Krien Verberkmoes	Vice President, Sales Practices; Chief Financial/Operations Officer and Treasurer	None
Donna M. Zucchi	Vice President	None
Robyn Galerston	Assistant Vice President, Sales Literature Review	None
Pauletta P. Cohn	Assistant Secretary	None
Lauren W. Jones	Assistant Secretary	None
D. Lynne Walters	Tax Officer	None
Dennis Cohen	Assistant Tax Officer	None
Terry B. Festervand	Assistant Treasurer	None
Tara S. Rock	Assistant Treasurer	None

(c) Not Applicable

ITEM 28. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be in the physical possession of either:

THE DEPOSITOR:

The Variable Annuity Life Insurance Company

2929 Allen Parkway

Houston, Texas 77019

THE PRINCIPAL UNDERWRITER:

The Variable Annuity Marketing Company

2929 Allen Parkway

Houston, Texas 77019

THE CUSTODIAN:

The State Street Bank and Trust Company

225 Franklin Street

Boston, Massachusetts 02110

INVESTMENT SUB-ADVISERS:

American Century Investment Management, Inc.

4500 Main Street

Kansas City, Missouri 64111

American General Investment Management, L.P.

2929 Allen Parkway

Houston, Texas 77019

Founders Asset Management LLC

2930 East Third Avenue

Denver, Colorado 80206

Putnam Investment Management, LLC

One Post Office Square

Boston, Massachusetts 02109

T. Rowe Price Associates, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

Wellington Management Company, LLP

75 State Street

Boston, Massachusetts 02109

ITEM 29. MANAGEMENT SERVICES

There is no management-related service contract not discussed in Parts A or B of this Form N-1A

ITEM 30. UNDERTAKINGS

Not Applicable

signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, North American Funds Variable Product Series I, certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 485(a) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas, on the 26th day of September, 2000.

North American Funds Variable Product Series I

By /s/ Nori L. Gabert

Nori L. Gabert, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
_________*___________ Judith Craven	Director	October 17, 2001
_________*___________ Timothy J. Ebner	Director	October 17, 2001
_________*___________ Gustavo E. Gonzales, Jr.	Director	October 17, 2001
_________*___________ Norman Hackerman	Director	October 17, 2001
_________*___________ John Wm. Lancaster	Director	October 17, 2001
_________*___________ Ben H. Love	Director	October 17, 2001
_________*___________ John E. Maupin, Jr.	Director	October 17, 2001
_________*___________ F. Robert Paulsen	Director	October 17, 2001

* By: /s/ NORI L. GABERT

____________________

Nori L. Gabert

Attorney-in-Fact

EXHIBIT INDEX

h.(3) Administrative Services Agreement between Registrant and SunAmerica Asset Management Corp. effective October 1, 2001. Filed herewith.

i. Legal Opinion. Filed herewith.

EXHIBITS

ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT is made as of this 1st day of October, 2001 by and between NORTH AMERICAN FUNDS VARIABLE PRODUCT SERIES I, a Maryland corporation (the "Fund"), and SUNAMERICA ASSET MANAGEMENT CORP. (the "Administrator"), a Delaware corporation.

WHEREAS, the Fund is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"),

WHEREAS, the Fund is authorized to create separate series, each with its own separate investment portfolio; and

WHEREAS, the Fund desires the Administrator to provide, and the Administrator is willing to provide, administrative services to such portfolios of the Fund as the Fund and the Administrator may agree on ("Portfolios") and as listed on the schedules attached hereto ("Schedules") and made a part of this Agreement, on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, the Fund and the Administrator hereby agree as follows:

ARTICLE 1. Retention of the Administrator. The Fund hereby retains the Administrator to act as the administrator of the Portfolios and to furnish the Portfolios with the administrative services as set forth in Article 2 below. The Administrator hereby accepts such employment to perform the duties set forth below.

ARTICLE 2. Administrative and Accounting Services. The Administrator shall perform or supervise the performance by others of other administrative services in connection with the operations of the Portfolios, and, on behalf of the Fund, will investigate, assist in the selection of and conduct relations with custodians, depositories, accountants, legal counsel, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and persons in any other capacity deemed to be necessary or desirable for the Portfolios' operations. All services provided hereunder shall be in conformity with the Articles of Incorporation, Bylaws, resolutions and other instructions of the Board of Directors and the current prospectuses and statement of additional information of the Fund. The Administrator agrees to furnish the services set forth herein in return for the compensation provided in Article 4 of this Agreement. The Administrator shall provide the Directors of the Fund with such reports regarding investment performance and compliance with investment policies and applicable laws, rules and regulations as they may reasonably request but shall have no responsibility for supervising the performance by any investment adviser or sub-adviser of its responsibilities, except with respect to the Portfolios' compliance with investment objective and policies.

The Administrator or its appointed service provider shall provide the Directors with administrative services, regulatory reporting, fund accounting and related portfolio accounting services as set forth on Schedule II of this Agreement, all necessary office space, equipment, personnel, compensation and facilities (including facilities for Shareholders' and Fund meetings) for handling the affairs of the Portfolios and such other services as the Fund may, from time to time, reasonably request and the Administrator shall, from time to time, reasonably determine to be necessary to perform its obligations under this Agreement. In addition, at the request of the Fund Board of Directors (the "Directors"), the Administrator shall make reports to the Fund concerning the performance of its obligations hereunder.

Without limiting the generality of the foregoing, the Administrator or its appointed service provider shall:

(A) calculate contractual Fund expenses and control all disbursements for the Fund, and as appropriate compute the Fund yields, total return, expense ratios, portfolio turnover rate and, if required, portfolio average dollar-weighted maturity;

(B) assist Fund counsel with the preparation of prospectuses, statements of additional information, registration statements, and proxy materials;

(C) prepare such reports, applications and documents (including reports regarding the sale and redemption of Shares as may be required in order to comply with Federal and state securities law) as may be necessary or desirable to register the Fund shares with state securities authorities, monitor sale of Fund shares for compliance with state securities laws, and file with the appropriate state securities authorities the registration statements and reports for the Fund and the Fund shares and all amendments thereto, as may be necessary or convenient to register and keep effective the Fund and the Fund shares with state securities authorities to enable the Fund to make a continuous offering of its shares;

(D) develop and prepare communications to shareholders, including the annual report to shareholders, coordinate mailing prospectuses, notices, proxy statements, proxies and other reports to Fund shareholders, and supervise and facilitate the solicitation of proxies solicited by the Fund for all shareholder meetings, including tabulation process for shareholder meetings;

(E) coordinate with internal and external Fund counsel the preparation of, and administer contracts on behalf of the Fund with, among others, the Fund investment adviser, distributor, custodian, and transfer agent;

(F) maintain the Fund general ledger and prepare the Fund financial statements, including expense accruals and payments, determine the net asset value of the Fund assets and of the Fund shares, and supervise the Fund transfer agent with respect to the payment of dividends and other distributions to shareholders;

(G) calculate performance data of the Fund and its portfolios for dissemination to information services covering the investment company industry;

(H) coordinate and supervise the preparation and filing of the Fund tax returns;

(I) at the request of the Fund, examine and review the operations and performance of the various organizations providing services to the Fund or any Portfolio of the Fund, and report to the Fund;

(J) assist with the layout and printing of publicly disseminated prospectuses and assist with and coordinate layout and printing of the Fund semi-annual and annual reports to shareholders;

(K) provide internal legal, compliance and administrative services as requested by the Fund from time to time;

(L) assist with the design, development, and operation of the Fund, including new portfolio and class investment objectives, policies and structure;

(M) provide individuals acceptable to the Fund for nomination, appointment, or election as officers of the Fund, who will be responsible for the management of certain of the Fund affairs as determined by the Fund;

(N) advise the Fund and its Directors on matters concerning the Fund and its affairs;

(O) obtain and keep in effect fidelity bonds and directors and officers/errors and omissions insurance policies for the Fund in accordance with the requirements of Rules 17g-1 and 17d-1(7) under the 1940 Act as bonds and policies are approved by the Fund Board of Directors;

(P) monitor and advise the Fund and its Portfolios on their registered investment company status under the Internal Revenue Code of 1986, as amended;

(Q) perform all administrative services and functions of the Fund and each Portfolio to the extent administrative services and functions are not provided to the Fund or such Portfolio pursuant to the Fund or such Portfolio's investment advisory agreement, distribution agreement, custodian agreement and transfer agent agreement;

(R) furnish advice and recommendations with respect to other aspects of the business and affairs of the Portfolios as the Fund and the Administrator shall determine desirable; and

(S) prepare and file with the Securities and Exchange Commission (the "SEC") the semi-annual report for the Fund on Form N-SAR and all required notices pursuant to Rule 24f-2.

Also, the Administrator will perform other services for the Fund as agreed from time to time, including, but not limited to mailing the annual reports of the Portfolios and mailing notices of shareholders' meetings, proxies and proxy statements, all of which the Fund will pay the Administrator's out-of-pocket expenses.

In compliance with the requirements of Rule 3la-3 under the 1940 Act, the Administrator agrees that all records which it maintains for the Fund are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund request.

ARTICLE 3. Allocation of Charges and Expenses.

(A) The Administrator. The Administrator shall furnish at its own expense the executive, supervisory and clerical personnel necessary to perform its obligations under this Agreement. The Administrator shall also provide the items which it is obligated to provide under this Agreement, and shall pay all compensation, if any, of officers of the Fund as well as all Fund of the Fund who are affiliated persons of the Administrator or any affiliated corporation of the Administrator; provided, however, that unless otherwise specifically provided, the Administrator shall not be obligated to pay the compensation of any employee of the Fund retained by the Fund to perform services on behalf of the Fund.

(B) The Fund. The Fund assumes and shall pay or cause to be paid all other expenses of the Fund not otherwise allocated herein, including, without limitation, organizational costs, taxes, expenses for legal and auditing services, the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, proxy solicitation material and notices to existing Shareholders, all expenses incurred in connection with issuing and redeeming Shares, the costs of pricing services, the costs of custodial and transfer agency services, the cost of initial and ongoing registration of the Shares under Federal and state securities laws, fees and out-of-pocket expenses of Directors who are not affiliated persons of the Administrator or the investment adviser to the Fund or any affiliated corporation of the Administrator or the investment adviser, the costs of Fund meetings, insurance, interest, brokerage costs, litigation and other extraordinary or nonrecurring expenses, and all fees and charges of investment advisers and the distributor of the Fund.

ARTICLE 4. Compensation of the Administrator.

(A) Administration Fee. For the services to be rendered, the facilities furnished and the expenses assumed by the Administrator pursuant to this Agreement, the Fund shall pay to the Administrator the fees and out-of-pocket expenses specified in the attached Schedule I.

If this Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, the Administrator's compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above. Payment of the Administrator's compensation for the preceding month shall be made promptly.

(B) Survival of Compensation Rates. All rights of compensation under this Agreement for services performed as of the termination date shall survive the termination of this Agreement.

ARTICLE 5. Limitation of Liability of the Administrator. The duties of the Administrator shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Administrator hereunder. The Administrator shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties hereunder, except a loss resulting from willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties hereunder, except as may otherwise be provided under provisions of applicable law which cannot be waived or modified hereby. (As used in this Article 5, the term "Administrator" shall include directors, officers, employees and other agents of the Administrator as well as that corporation itself.)

So long as the Administrator, or its agents, acts in good faith and with due diligence the Fund assumes full responsibility and shall indemnify the Administrator and hold it harmless from and against any and all actions, suits and claims, whether groundless or otherwise, and from and against any and all losses, damages, costs, charges, reasonable counsel fees and disbursements, payments, expenses and liabilities (including reasonable investigation expenses) arising directly or indirectly from any action which the Administrator takes or does not take (i) at the request, on the direction of or in reliance on the advice of the Fund pursuant to this Agreement or (ii) upon oral or written instructions. The indemnity provision set forth herein shall survive the termination of this Agreement.

The Administrator may apply to the Fund at any time for instructions and may consult counsel for the Fund or its own counsel and with accountants and other experts with respect to any matter arising in connection with the Administrator's duties, and the Administrator shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with the written opinion of such counsel, accountants or other experts.

Also, the Administrator shall be protected in acting upon any document which it reasonably believes to be genuine and to have been signed or presented by the proper person or persons. Nor shall the Administrator be held to have notice of any change of authority of any officers, employee or agent of the Fund until receipt of written notice thereof from the Fund.

ARTICLE 6. Confidentiality. The Administrator agrees on behalf of itself and its employees to treat confidentially all records and other information relative to the Fund and its prior, present or potential Shareholders and relative to the adviser and its prior, present or potential customers, except, after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where the Administrator may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Fund

ARTICLE 7. Compliance With Governmental Rules and Regulations. The Administrator undertakes to comply with all applicable requirements of the 1933 Act, the 1934 Act, the 1940 Act and any laws, rules and regulations of governmental authorities having jurisdiction with respect to the duties to be performed by the Administrator hereunder.

ARTICLE 8. Duration and Termination of this Agreement. This Agreement shall become effective on the date set forth above and shall remain in effect for an initial term of two (2) years, unless sooner terminated as provided herein. Thereafter, unless sooner terminated, this Agreement shall continue in effect from year to year provided such continuance is specifically approved at least annually by the Board of Directors/Directors. This Agreement is terminable without penalty, by the Board or by the Administrator, on not less than sixty (60) days' written notice. This Agreement shall not be assigned by any of the parties hereto without the prior consent in writing of the other party; provided, however, that the Administrator may in its own discretion and without limitation or prior consent of the Fund, whenever and on such terms and conditions as it deems necessary or appropriate enter into subcontracts, agreements and understandings with third parties; provided, that such subcontract, agreement or understanding shall not discharge the Administrator from obligations hereunder or delegation of duties to another third party. A change of control of either party shall not constitute an assignment of this Agreement.

This Agreement shall not be assignable by the Administrator, without the prior written consent of the Fund, except to an entity that is controlled by, or under common control with, the Administrator.

Upon termination of this Agreement, the Administrator shall use its best efforts to assist in the transfer of its responsibilities hereunder to any successor administrator without additional compensation (it being understood that they would be reimbursed for their reasonable out-of-pocket expenses).

ARTICLE 9. Amendments. This Agreement or any part hereof may be changed or waived only by an instrument in writing signed by the party against which enforcement of such change or waiver is sought.

ARTICLE 10. Certain Records. The Administrator shall maintain customary records in connection with its duties as specified in this Agreement. Any records required to be maintained and preserved pursuant to Rules 3la-1 and 3la-2 under the 1940 Act which are prepared or maintained by the Administrator on behalf of the Fund shall be prepared and maintained at the expense of the Administrator, but shall be the property of the Fund and will be made available to or surrendered promptly to the Fund on request.

In case of any request or demand for the inspection of such records by another party, the Administrator shall notify the Fund and follow the Fund instructions as to permitting or refusing such inspection; provided that the Administrator may exhibit such records to any person in any case where it is advised by its counsel that it may be held liable for failure to do so, unless (in cases involving potential exposure only to civil liability) the Fund has agreed to indemnify the Administrator against such liability.

ARTICLE 11. Definitions of Certain Terms. The terms "interested person" and "affiliated person," when used in this Agreement, shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

ARTICLE 12. Notice. Any notice required or permitted to be given by either party to the other shall be deemed sufficient if sent by registered or certified mail, postage prepaid, addressed by the party giving notice to the other party at the last address furnished by the other party to the party giving notice: if to the Fund, to Robert Condon, Chairman and President, 2929 Allen Parkway, Houston, Texas, 77019, with a copy to:

Nori L. Gabert, Esq.

2929 Allen Parkway

Houston, Texas 77019

Tel: (713) 831-5165

Fax: (713) 831-2258

and if to the Administrator:

The SunAmerica Center

733 Third Avenue

New York, New York 10017

ARTICLE 13. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

ARTICLE 14. Multiple Originals. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

ARTICLE 15. Limitation of Liability. The Administrator is hereby expressly put on notice of the limitation of liability as set forth in Article III, Section 6 of the Fund Agreement and Declaration of Fund and agrees that the obligations pursuant to this Agreement of a particular Portfolio and of the Fund with respect to that Portfolio shall be limited solely to the assets of that Portfolio, and the Administrator shall not seek satisfaction of any such obligation from any other Portfolio, the shareholders of any Portfolio, the Fund , officers, employees or agents of the Fund, or any of them.

ARTICLE 16. Binding Agreement. This Agreement, and the rights and obligations of the parties and the Portfolios hereunder, shall be binding on, and inure to the benefit of, the parties and the Portfolios and the respective successors and assigns of each of them.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

NORTH AMERICAN FUNDS VARIABLE PRODUCT SERIES I

By: ____________________________

Attest: ____________________________

SUNAMERICA ASSET MANAGEMENT CORP.

By: ____________________________

Attest: ____________________________

Schedule I

Fund Administration and Compliance

Annual Fee Schedule - Domestic Funds

North American Funds Variable Product Series I

  North American - AG Asset Allocation Fund
  North American - AG Capital Conservation Fund
  North American - AG Government Securities Fund
  North American Core Equity Fund
  North American - AG Growth & Income Fund
  North American - AG International Equities Fund
  North American - AG International Government Bond Fund
  North American - AG MidCap Index Fund
  North American - AG 1 Money Market Fund
  North American - T. Rowe Price Science & Technology Fund
  North American - AG Small Cap Index Fund
  North American - AG Social Awareness Fund
  North American - AG Stock Index Fund
  North American - American Century Income & Growth Fund
  North American - American Century International Growth Fund
  North American - Founders Large Cap Fund
  North American - AG Nasdaq-100 Index Fund
  North American - Putnam Opportunities Fund
  North American - T. Rowe Price Blue Chip Growth Fund
  North American - T. Rowe Price Health Sciences Fund
  North American - Founders/T. Rowe Price Small Cap Fund

Annual fee of 7 basis points based upon each Fund's average daily net assets

Fees are billed monthly

Schedule II

Accounting Services

The Administrator or appointed service provider will perform the following accounting functions:

(i) Journalize each Portfolio's investment, capital share and income and expense activities;

(ii) Receive duplicate investment buy/sell trade tickets and receivable trades with the Fund custodian;

(iii) Maintain individual ledgers for investment securities;

(iv) Maintain historical tax lots for each security;

(v) Reconcile cash and investment balances of each Portfolio with the custodian, and prepare the beginning cash balance available for investment purposes;

(vi) Update the cash availability throughout the day as required;

(vii) Post to and prepare each Portfolio's statement of Assets and Liabilities and the Statement of Operations;

(viii) Calculate various contractual expenses (e.g., advisory and custody fees);

(ix) Monitor the expense accruals and notify Fund management of any proposed adjustments;

(x) Control all disbursements from each Portfolio and authorize such disbursements upon Written Instruction;

(xi) Calculate capital gains and losses;

(xii) Determine each Portfolio's net income;

(xiii) Obtain security market quotes from independent pricing services approved by the Fund, or if such quotes are unavailable, then obtain such prices from the management of the Fund, and in either case calculate the market value of each Portfolio's investments;

(xiv) Transit or mail a copy of the daily portfolio valuation to each Portfolio's investment advisor;

(xv) Compute the net asset value of each Portfolio;

(xvi) As appropriate, compute the yields, total return, expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity; and

(xvii) Prepare a monthly financial statement, which will include the following items:

Schedule of Investments

Statement of Assets and Liabilities

Statement of Operations

Statement of Change in Net Assets

Cash Statement

Schedule of Capital Gains and Losses

October 17, 2001

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: North American Funds Variable Product Series I

File Numbers 2-83631 and 811-3738

Dear Sir or Madam:

As counsel to North American Funds Variable Product Series I (the "Registrant"), it is my opinion that the securities being registered by this Post-Effective Amendment No. 33 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to the Registrant, including its Articles of Incorporation, its By-laws, other records, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion. Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement.

Sincerely,

/s/ Nori Gabert

Nori L. Gabert

Vice President and Secretary